UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 31, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

(publicly held company)

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n. 1279

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON JANUARY, 29th, 2018

1.                                     Date, Time and Place: Held on January, 29th, 2018, at 9:00am, at Rua Fidêncio Ramos, no. 302, 4th floor, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: The members of the Board of Directors of Fibria Celulose S.A. (“Company”) were duly called pursuant to item 6 of the Internal Rules of the Board of Directors.

3.                                     Attendance: The majority of the sitting members of the Board of Directors, that is, Messrs. José Luciano Duarte Penido (Chairman of the Board), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda (Vice-Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Raul Calfat. The absence of the sitting member Mr. Paulo Fernando Fleury da Silva and his alternate, Mr. Cesar Augusto Chaves Mendonça was justified.

4.                                     Presiding:  Mr. José Luciano Duarte Penido — Chairman of the Board of Directors.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

5.                                     Agenda: Deliberate about (i) the budget for the fiscal year of 2018; (ii) the Company’s financial statements, the respective explanatory notes, the Management Annual Report, all regarding the fiscal year ended on December 31, 2017, with the independent auditors’ opinion, the Fiscal Council’s opinion and the Annual Report of the Statutory Audit Committee; (iii) the destination of profits and the distribution of dividends and to recommend its approval to the General Shareholders’ Meeting; (iv) the criteria for granting the 2018 Phantom Shares Plan; (v) the action plan of the Board of Directors for 2018; (vi) evaluation of the Chief Executive Officer of the Company and the target plan for the fiscal year of 2018; and (vii) internal audit plan for the fiscal year of 2018.

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance, by unanimous vote and without reservations and/or qualifications, decided to:

(i)                Budget for the fiscal year of 2018

Approve the adjustments on the proposal for the Company’s budget for the fiscal year of 2018, as per the recommendation of the Board of Directors at the meeting held on December 20, 2017, being registered before the Commercial Registry of State of São Paulo.

(ii)            Financial statements

Approve the Company’s financial statements, the respective explanatory notes, the Management Annual Report, and other statements regarding the fiscal year ended on December 31, 2017, taking into account the independent auditors’ opinion issued by BDO RCS Auditores Independentes S/S (“BDO”), the Fiscal

Council’s opinion, and the Annual Report of the Statutory Audit Committee, as well as to submit the referred documents to the General Shareholders’ Meeting.

(iii)        Profit destination

Approve and recommend the approval to the General Shareholders’ Meeting of the profit destination, in accordance with the Company’s financial statements and other documents approved in item (ii) above, as follows: (i) the retention, for the formation of the legal reserve, of the amount of R$ 54.263.238,86 (fifty-four million, two hundred sixty-three thousand, two hundred thirty-eight reais and eighty-six cents), corresponding to 5% (five per cent) of the net income of the year; (ii) the retention of net income for allocation in the Profit Reserve for Investments, in the amount of R$ 773.251.153,76 (seven hundred seventy-three million, two hundred fifty-one thousand, one hundred fifty-three reais and seventy-six cents), in accordance with the capital expenditure budget for the fiscal year of 2018, proposed by the Company’s Management; (iii) the distribution of the minimum compulsory dividends of 25% (twenty-five per cent) of the net income of the fiscal year ended on December 31, 2017, adjusted in accordance with the terms  Article 202 of Law No. 6.404/76, which is equal to R$ 0,465940012 per common share, of the adjusted net income of the year, totaling R$ R$ 257.750.384,59 (two hundred fifty-seven million, seven hundred fifty thousand, three hundred eighty-four reais and fifty-nine cents);

(iv)                             Criteria for granting the 2018 Phantom Shares Plan

Approve the following criteria of the stock appreciation rights plan relating to the ordinary shares of Fibria Celulose S.A. (“Phantom Shares Plan”), as approved by the General Shareholders’ Meeting held on April 28, 2017:

(a) the dates of the grant of the stock appreciation rights to the beneficiaries;

(b) the number of the Reference Shares covered by the stock appreciation rights to be granted to each beneficiary; and

(c) the return rate expected by the Company’s shareholders for the Maturity Period, calculated in local currency, based on the value of the Company’s shares FIBR3.

The definition of the management-level executives who will be selected to participate on the 2018 Phantom Shares Plan will be evaluated in due course by the Board of Directors.

(v)                                 Action Plan for the fiscal year of 2018

Approve the action plan of the Board of Directors for 2018, based on the self-evaluation cycle of 2017.

(vi)                             Evaluation of the Chief Executive Officer of the Company and the target plan for the fiscal year of 2018

Approve the target plan of the Chief Executive Officer of the Company for the fiscal year of 2018, which shall be extended to the Company.

The Board members were duly informed and agreed with the conclusion of the Chief Executive Officer 2017 target plan presented and congratulated him on the result achieved.

(vii)                         Internal audit plan for the fiscal year of 2018

Approve the Company’s internal audit plan for the fiscal year of 2018, a recommended by the Statutory Audit Committee.

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were drawn, read, found to be accurate, approved and signed by all present. Meeting Board: Mr. José Luciano Duarte Penido (Chairman of the Board of Directors) and Mrs. Claudia Elisete Rockenbach Leal (Secretary). Attendance: Messes. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo, João Carvalho de Miranda (Vice-Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto and Raul Calfat.

São Paulo, January, 29th, 2018.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido Chairman of the Board of Directors	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO